# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: KVH INDUSTRIES INC \DE\, CIK 0001007587
CUSIP: 482738101
Title of class of securities: Common Stock, $0.001 par value per share
Address of issuer's principal executive offices: 50 Enterprise Center, Middletown, Rhode Island (RI), 02842
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001104659-24-093411
Filed by CIK 0001477326

## Reporting persons
- JEC II Associates, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 690,000; sole dispositive power 0; shared dispositive power 690,000; aggregate amount beneficially owned 690,000 (3.54% of the class)
  Comment: [1] For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A as of August 8, 2025, the total number of shares of Common Stock outstanding is 19,504,764 as of August 4, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on August 7, 2025 with the Securities and Exchange Commission. The percentage provided represents the number of shares of Common Stock beneficially owned by the applicable Reporting Person divided by the number of shares of Common Stock outstanding as reported by the Issuer.
- The Heidi S. Shippell-Heiland 2008 Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 160,000; sole dispositive power 0; shared dispositive power 160,000; aggregate amount beneficially owned 160,000 (0.82% of the class)
- Michael Torok: type of reporting person: other (OO); citizenship or place of organization: United States (X1); member of a group; sole voting power 550,000; shared voting power 850,000; sole dispositive power 550,000; shared dispositive power 850,000; aggregate amount beneficially owned 1,400,000 (7.18% of the class)

## Item 1. Issuer
Name of issuer: KVH INDUSTRIES INC \DE\
Address of issuer's principal executive offices: 50 Enterprise Center, Middletown, Rhode Island, 02842

## Item 2. Person Filing
Name of person filing:
This statement is filed by:

(i) JEC II Associates, LLC, a Delaware limited liability company ("JEC II"), with respect to the shares of Common Stock, $0.01 par value per share (the "Common Stock") of KVH Industries, Inc., directly and beneficially owned by it;

(ii) The Heidi S. Shippell-Heiland 2008 Irrevocable Trust, a Delaware trust (the "Trust"), with respect to the shares of Common Stock directly and beneficially owned by it; and

(iii) Michael Torok ("Mr. Torok"), with respect to the shares of Common Stock directly owned by him and beneficially owned as the Manager of JEC II and Trustee of the Trust.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement attached hereto as Exhibit 99.1. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13G/A.
Address of principal business office or, if none, residence: The principal business address of each of JEC II, the Trust and Mr. Torok is 68 Mazzeo Drive, Randolph, Massachusetts 02368.
Citizenship:
(i) JEC II is a Delaware limited liability company;

(ii) The Trust is a Delaware Trust; and

(iii) Mr. Torok is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
For purposes of calculating beneficial ownership in this statement on this Schedule 13G/A, the total number of shares of Common Stock outstanding is 19,504,764 as of August 4, 2025, as disclosed by the Issuer in its Quarterly Report on Form 10-Q filed on August 7, 2025 with the Securities and Exchange Commission.

I. JEC II

a. As of August 8, 2025, JEC II beneficially owns 690,000 shares of Common Stock, which are owned directly.

II. The Trust

a. As of August 8, 2025, the Trust beneficially owns 160,000 shares of Common Stock, which are owned directly.

III. Mr. Torok

a. As of August 8, 2025, Mr. Torok beneficially owns 1,400,000 shares of Common Stock, of which 255,000 shares are owned directly and 295,000 are owned by a trust to benefit Mr. Torok (as the settlor of the trust), Sara Torok, K. Peter Heiland, Matthew Canno, and Mr. Torok's descendants. As the Manager of JEC II and as the Trustee of the Trust, Mr. Torok may be deemed to beneficially own the (i) 690,000 shares owned by JEC II and (ii) the 160,000 shares owned by the Trust.
Percent of class:
I. JEC II

b. Percentage of class: Approximately 3.54%

II. The Trust

b. Percentage of class: Approximately 0.82%

III. Mr. Torok

b. Percentage of class: Approximately 7.18%
Sole power to vote or to direct the vote:
I. JEC II

c. 1. Sole power to vote or direct vote: 0

II. The Trust

c. 1. Sole power to vote or direct vote: 0

III. Mr. Torok

c. 1. Sole power to vote or direct vote: 550,000
Shared power to vote or to direct the vote:
I. JEC II

2. Shared power to vote or direct vote: 690,000

II. The Trust

2. Shared power to vote or direct vote: 160,000

III. Mr. Torok

2. Shared power to vote or direct vote: 850,000
Sole power to dispose or to direct the disposition:
I. JEC II

3. Sole power to dispose or direct the disposition: 0

II. The Trust

3. Sole power to dispose or direct the disposition: 0

III. Mr. Torok

3. Sole power to dispose or direct the disposition: 550,000
Shared power to dispose or to direct the disposition:
I. JEC II

4. Shared power to dispose or direct the disposition: 690,000

II. The Trust

4. Shared power to dispose or direct the disposition: 160,000

III. Mr. Torok

4. Shared power to dispose or direct the disposition: 850,000

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit No. Description

99.1 Joint Filing Agreement dated as of August 27, 2024, by and among JEC II Associates, LLC, The Heidi S. Shippell-Heiland 2008 Irrevocable Trust and Michael Torok (incorporated by reference herein from Exhibit 99.1 to the Schedule 13G filed with the SEC by the Reporting Persons with respect to the Issuer on August 27, 2024).

## Signatures
- JEC II Associates, LLC: /s/ Michael Torok, Michael Torok / Manager (08/08/2025)
- The Heidi S. Shippell-Heiland 2008 Irrevocable Trust: /s/ Michael Torok, Michael Torok / Trustee (08/08/2025)
- Michael Torok: /s/ Michael Torok, Michael Torok (08/08/2025)